

September 13, 2011

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re:** **HSBC Holdings plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **Form 6-K**
> **Filed August 5, 2011**
> **File No. 001-14930**

Dear Mr. Mackay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Report of the Directors: Overview, page 1

Top and emerging risks, page 11

1. We note your reference to "top" and "emerging" risks, the former of which you state potentially may have a material impact on your financial statements or the reputation of the company. In future filings, please revise to distinguish the risks that you describe in this section as "top" versus those that are "emerging."

Report of the Directors: Operating and Financial Review, page 14

Deferred Tax Assets, page 36

2.   We note your disclosure that the most significant judgments regarding the recognition of your deferred tax assets concern the U.S. deferred tax assets. We also note from your disclosure in the Form 6-K filed August 10, 2011 that you have entered into an agreement to sell HSBC's monoline U.S. credit card and private label credit card business and similarly note your disclosure in the Form 6-K filed on August 1, 2011 that you have entered into an agreement to sell 195 of your retail branches in upstate New York. Please tell us and revise your disclosure in future filings to discuss the impact that these changes may have on the recognition of your U.S. deferred tax assets.

Regulation and supervision, page 85(b)

US regulation and supervision, page 85(c)

3.   We note your disclosure on page 85(e) regarding the impact of the Dodd-Frank Act on your operations. Tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues that you believe could be subject to restrictions once the rulemaking is finalized.

Challenges and uncertainties, page 88

We are subject to legal and compliance risks, which could have an adverse effect…, page 88

4.   Please expand this risk factor to discuss the risks resulting from the investigations into payment protection insurance sales in the United Kingdom, including disclosure of the quantitative impact of customer redress programs and claims. Additionally, please revise future filings to title the section that appears on pages 88-93 as "Risk Factors." Refer to Item 3.D of Form 20-F.

We face a number of challenges in regulation and supervision, page 90

5.   We note that this risk factor presents a discussion of recent initiatives set forth by governments and regulators, but it is unclear from your existing disclosure how the regulations you discuss present risks that affect you. As a non-exclusive example, we note that regulation implemented via the CARD Act contributed to a decline in fee revenue, but that you have not provided a discussion of that legislation in this section. Please provide proposed disclosure to be included in future filings that explains clearly how existing and proposed regulations present material risks to you.

Credit Risk, page 93

Personal lending, page 106

6.   We note your disclosure that "credit quality in [y]our personal lending portfolios
        improved" in 2010. We also note your disclosure here and elsewhere in your filing that
        this improvement can be attributed, in part, to more stringent underwriting criteria
        implemented by you. Please expand your disclosure to describe how your lending
        practices have changed. Additionally, please describe the extent to which your lending
        criteria may vary for different types of loans. For example, we note your disclosure on
        page 111 that second lien mortgage loans have higher loan-to-value ratios. Your revised
        disclosure should describe in greater detail how the origination criteria for a second lien
        loan vary from that of a first lien loan (e.g., differences in required credit scores and
        documentation).

U.S. mortgage lending, page 108

7.   We note that you have $11.2 billion of second lien mortgages as of December 31, 2010,
        the majority of which are located in the U.S. We also note your discussion of the loss
        experience and delinquency trends in this portfolio on page 111. Tell us whether you are
        able to track whether the first lien position is in default, regardless of whether you hold or
        service the first lien loan. If so, please tell us the results of that data and consider
        providing disclosure of this information in future filings. If not, disclose the steps you
        take to monitor the credit quality of the first lien and how you factor your ability, or lack
        thereof, to do this in your determination of the appropriate level of allowance for loan
        losses for your second lien portfolio.

Nature of HSBC's Exposures, page 129

8.   Please revise your disclosure on page 130 regarding the categories of ABSs and CDOs to
        clarify the credit score threshold you use to determine whether a U.S. mortgage loan is
        sub-prime. Please also include a brief description of the factors considered when
        determining if a non-U.S. loan should be classified as sub-prime. Finally, please also
        clarify why you classify all HELoCs as sub-prime.

Market risk, page 145

9.   We note your disclosure that you routinely validate the accuracy of your VAR models by
        back-testing the actual daily profit and loss results, adjusted to remove non-modeled
        items such as fees and commissions, against the corresponding VAR numbers. You also
        state that statistically you would expect to see losses in excess of VAR only 1% of the
        time over a one-year period and therefore the actual number of excesses over this period
        can be used to gauge how well the models are performing. Please tell us and consider

Iain J. Mackay
HSBC Holdings plc
September 13, 2011
Page 4

revising your future filings to quantify the actual number of days during each period that
trading losses exceeded VAR and discuss the results of your analysis and conclusion
regarding the effectiveness of your models in light of whether the number of exceptions
is consistent with what is statistically expected. Finally, please discuss the purpose of
portfolio diversification benefits and how they are calculated.

Employee compensation and benefits, page 211

10.   We note your reference to Project Merlin at the bottom of page 211. Please provide
        proposed disclosure to be included in an appropriate section of your filing describing the
        Project Merlin agreement and all of its material terms, including what lending
        commitments you may have undertaken as part of this agreement. To the extent you
        believe the undertakings under Project Merlin are not material to you, please provide us
        with an analysis supporting that conclusion. Additionally, please include risk factor
        disclosure that explains what material risks, if any, the agreement presents to your
        company.

Notes on the Financial Statements, page 250

Note 2 - Summary of significant accounting policies, page 253

(g) Impairment of loans and advances, page 255

Individually assessed loans and advances, page 256

11.   Please revise your disclosure on page 256 to disclose the factors considered in
        determining that a loan is individually significant for the purposes of assessing
        impairment.

(y) Insurance Contracts, page 268

12.   We note your high level summary of your accounting policies related to your life and
        general insurance business. In future filings, please expand your disclosures to address
        the following:

        •   Disclose the accounting standards you follow for purposes of developing your
            insurance accounting policies.

        •   Tell us whether you comply with all of the disclosure requirements outlined in the
            accounting standards applied for all of your insurance businesses.

        •   Tell us whether you have made any changes to your insurance accounting policies
            since adopting IFRS.

Assets acquired in exchange for loans, page 258

13.   We note your disclosure on page 112 and the related footnotes on page 174 that your
        average total loss on the sale of foreclosed properties was 51% at December 31, 2010.
        Further, we note that the average time to sell a foreclosed property was 161 days, or a
        little less than 6 months. Please address the following:

        •   Please revise your disclosure in future filings to provide a description of your
            valuation methodologies for determining the fair value of these properties on the date
            you acquire the assets in exchange for the loans. Describe the significant assumptions
            used in the valuation.

        •   If you receive appraisals, revise your disclosure in future filings to describe any
            adjustments you may make to the appraised values including those you may make as
            a result of outdated appraisals.

        •   Given the significant percentage of losses on the sale of foreclosed properties, please
            revise future filings to disclose whether and how you validate your methodology for
            accuracy.

        •   Please tell us the total losses on foreclosed properties for each period presented.

        •   Disclose in future filings how you consider the losses on sales of foreclosed
            properties when determining the appropriate amounts to charge-off when the asset is
            acquired in exchange for the loan.

        •   Disclose in future filings how you consider the losses on sales of foreclosed
            properties when determining the net realizable value of any collateral when
            evaluating the amount of any possible impairment.

Note 16 – Fair values of financial instruments carried at fair value, page 308

Credit risk adjustment methodology, page 312

14.   We note your disclosure that you do not adjust derivative liabilities for your own credit
        risk, similar to how you do for your debt issues. Please explain in further detail why you
        do not believe it is appropriate to adjust your derivative liabilities for your own credit
        risk. In this regard, we note that your own credit risk adjustments on your debt issues
        have at times been very significant, and volatile, and that as of December 31, 2010 your
        derivative liabilities were $258.7 billion.

Note 43 – Special purpose entities, page 361

Money market funds, page 363

15.   We note your disclosure that in December 2010 management determined that it would
        not provide similar support in the future in light of changes to the application of banking
        regulations and, as a result, you no longer consolidate the CNAV funds, which you first
        began to consolidate in September 2008 due to the various actions you took to support
        the funds. Please explain in further detail the banking regulations that you believe
        prevent you from providing similar support in the future. Additionally, please clarify the
        last time you provided support or took other actions to support the CNAV funds that you
        were not contractually obligated to perform.

Exhibit 7.1

16.   Please revise your future filings to show the figures used to calculate the ratio of earnings
        to fixed charges in addition to the method used to calculate the ratio. Refer to
        Item 503(d) of Regulation S-K.

Form 6-K filed August 5, 2011

Notes on the Financial Statements, page 179

Note 6 - Tax Expense, page 185

17.   Your tabular disclosure on page 186 indicates that you recognized deferred tax temporary
        differences not previously recognized. This appears to have had a material impact on
        your income tax expense during the first half of 2011. Please tell us what these deferred
        taxes related to, why they were not previously recognized and the circumstances that
        changed, causing them to be recognized.

Note 24 - Legal proceedings, investigations and regulatory matters

Payment Protection Insurance, page 216

18.   Please revise your disclosure, here or elsewhere as appropriate, to describe the significant
        assumptions and inputs used to determine the amount of liability related to PPI. Your
        disclosure indicates that there is a high degree of uncertainty; therefore, please revise to
        disclose which assumptions are most significant and what may cause those assumptions
        to change. Additionally, as part of your response, please clarify whether for purposes of
        making redress you are canceling existing policies with the customers, or whether you are
        providing them with a monetary settlement and the policies remain in full force. To the

extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director